July 21, 2006
VIA Edgar Correspondence
Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

RE:	Sunrise Senior Living, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 16, 2005
File No. 1-16499
Dear Mr. Spirgel:
This letter sets forth our responses to the comments in your letter dated April 27, 2006.
Form 10-K for the Year Ended December 31, 2005
Note 2. Significant Accounting Policies, page 55
Investments, page 55
1.	You state that unrealized gains and losses on your available-for-sale investments are included in comprehensive income. However, despite the fact that these investments are included as long-term, you have not presented any unrealized gains or losses in comprehensive income. Please explain and also tell us how you have complied with the disclosure requirements set forth in paragraphs 19 - 21 of SFAS No. 115.

Sunrise Response:

Prior to December 23, 2004, we did not hold any available-for-sale investments. On December 23, 2004, we acquired our investment in convertible debentures of Sunrise Senior Living Real Estate Investment Trust (REIT). As such, we did not present any unrealized gains or losses from available-for-sale investments in comprehensive income as of December 31, 2004 as the value of the debentures did not materially change during the period December 23, 2004 to December 31, 2004.

We did not hold any available-for-sale investments at December 31, 2005 and thus did not present any unrealized gains or losses from available-for-sale investments in comprehensive income in the 2005 consolidated statement of changes in stockholders’ equity. As disclosed in Note 2 — Significant Accounting Policies, we exercised our conversion option and sold our Sunrise REIT units in November 2005 representing our entire investment in convertible debentures of Sunrise REIT. At the time of the sale, we recognized the remaining unrealized gains with respect to this investment. Prior to the date of sale in 2005, we disclosed the unrealized gain as a component of other comprehensive income in our 2005 Form 10-Qs.

The short-term investments held at December 31, 2004 were also sold during 2005. There were no unrealized gains (losses) associated with these available-for-sale securities as they represented short-term investments in auction market securities.

We believe that we have complied with the disclosure requirement of paragraphs 19-21 of SFAS 115 through our disclosure in Note 2 — Significant Accounting Policies — Investments and Note 4 — Dispositions and Terminations of Management Contracts — Sunrise Senior Living Real Estate Investment Trust. In these notes, we described the type and amount of the security held. We also disclosed the amount of gain recorded at the time of the sale of the investment and where the gain was reflected in the consolidated statement of income in 2005. We did not disclose the maturity date of the convertible debentures, however, because the investment was sold prior to December 31, 2005 and we did not believe this information was material.
Investments in Unconsolidated Senior Living Communities, page 56
2.	We note your response to prior comment 5 and your updated accounting policy disclosure on page 56 of your Form 10-K for the year ended December 31, 2005. We refer to the ventures that you account for by the equity method, despite your position as the general partner. For those entities, other than those you have identified as variable interest entities, please tell us your basis for determining that you do not control those entities because the limited partners have important rights. In this regard, tell us in sufficient detail about each of the “important rights” that the limited partners have and how you considered them in reaching your conclusion.

Sunrise Response:

See Appendix A for a list of our investments in unconsolidated ventures that we evaluated under the provisions of paragraphs .07 and .09 of SOP 78-9.

Paragraph .09 of SOP 78-9 provides that if limited partners have important rights, such as the right to replace the general partner or partners, approve the sale or refinancing of principal assets, or approve the acquisition of principal partnership assets, the partnership may not be under the control, directly or indirectly, of the general partnership interest. Paragraph .07 of SOP 78-9 provides that if a general partner holds a non-controlling interest in a limited partnership, the general partner should account for its investment by the equity method.

For each of the unconsolidated ventures referred to above, it is our practice to review the applicable partnership, operating, management and other governing agreements to determine the rights of the limited partner or non-managing member in these ventures. Each of our ventures contains many important rights for the limited partners. One common to all is the right to approve the sale or refinancing of the principal assets of the venture. In addition, most of our ventures provide the limited partner with the right to approve the acquisition of principal assets. Also, all of our ventures provide the limited partner with the right to approve the annual operating budget. As a result of this review, we have concluded that (a) the limited partners or non-managing members had “important rights” within the meaning of paragraph .09 of SOP 78-9 and (b) our determination to account for these entities under the equity method at December 31, 2005 was appropriate.

3.	We note that you determine your share of investees earnings or losses based on the distributions of cash flow from a hypothetical liquidation of the investees assets and liabilities. Please tell us why you believe this is the most appropriate method for determining your share of equity earnings or losses and the accounting literature that you rely upon.

Sunrise Response:

As disclosed in our Form 10-K for the year ended December 31, 2005, Sunrise utilizes the equity method when accounting for its investments in unconsolidated ventures.

Certain of our unconsolidated ventures provide for preferences on cash flow distributions from operations and/or upon liquidation that differ from the partners’ respective equity interests. For example, Sunrise may have contributed 25% of the equity of a venture and be allocated 25% of the venture’s profits and losses; however, for some of the ventures, operating cash flow may be distributed 100% to the 75% partner until they have received a certain level of return on their investment before the 25% partner receives any cash. Alternatively, in the event of liquidation the 75% partner may receive 100% of its capital in the venture back prior to Sunrise receiving its capital back. Furthermore, some of the ventures have varying distribution tiers that may accumulate from the origination of the venture until the venture’s liquidation. As such, there potentially are preferences to other partners in the venture that must be considered by Sunrise to determine whether we should record losses in excess of our percentage equity interest in the venture.

To assess preferences associated with our individual unconsolidated ventures, including those in liquidation, Sunrise follows Statement of Position 78-9, “Accounting for Investments in Real Estate” (“SOP 78-9”). Paragraph 25 of SOP 78-9 instructs an investor to consider the economic substance of a venture to determine the investor’s equity in the venture’s losses if the allocation of cash distributions and liquidating distributions are determined on a basis other than the investor’s respective equity interest. In applying paragraph 25 of SOP 78-9, we have considered whether the fair value of the venture’s assets in a hypothetical liquidation would be sufficient to satisfy any liquidation preferences. In each instance to date, we have determined that the fair value of our investment would be sufficient to satisfy any potential preference under the applicable venture agreement. Consequently, no adjustments to reflect the impact of preferences were made to reduce our recorded equity in the ventures.

On May 9, 2006, we announced that we were postponing our first quarter earnings release to allow additional time to review our methodology for applying SOP 78-9 when determining our share of profits or losses from ventures that contain preferences. Following a comprehensive review of each of these ventures and the applicable accounting literature surrounding SOP 78-9, including the Proposed Statement of Position “Accounting for Investors’ Interest in Unconsolidated Real Estate Investments” issued by the Accounting Standards Executive Committee, we have now concluded, in consultation with our independent auditors and subject to the concurrence of our audit committee, that a more appropriate application of paragraph 25 of SOP 78-9 is to use the Hypothetical Liquidation at Book Value (HLBV) methodology rather than the methodology described above. HLBV takes into account changes in the net assets of a venture (determined in conformity with generally accepted accounting principles) in determining an investor’s share of a venture’s net income or losses consistent with the guidance of paragraph 25. Consequently, we are in the process of applying the HLBV methodology to each of our ventures that contain preferences to determine if there is a material difference between HLBV and our previously applied methodology.
Revenue Recognition, page 58
4.	You state that changes in credit support payments are recorded as a reduction to revenue. Please tell us what constitutes credit support payments.

Sunrise Response:

As disclosed in Note 16 — Commitments — Other Commitments, we may provide credit support payments to certain communities that we have developed or for which we have acquired management contracts with a significant opportunity for occupancy increases. Credit support payments consist of payments to parties for which we manage senior living communities to ensure that operating cash flows or returns to investors achieve certain stated targets for a limited period of time following the development or acquisition of the community. The credit support payments are provided by Sunrise as manager through a reduction in our monthly management fee charged to the community. We record an estimated liability for the expected amount of the reduction in our management fee at the time we enter into one of these agreements and adjust our estimate through the management fee revenue line item as our experience substantiates our estimate. Therefore, changes in credit support payments are reflected as a reduction to management fees.
Other Recent Accounting Standards, page 61
5.	You state that you “do not anticipate a significant impact as a result of adopting EITF 04-5 for unconsolidated ventures formed prior to June 29, 2005.” Please clarify what you mean by “significant,” by providing us with a detailed description of the impact of adoption, and the facts and circumstances that support your conclusion.

Sunrise Response:

EITF 04-5 was effective June 29, 2005 for all limited partnerships or limited liability companies created or modified after that date, and January 1, 2006 for all other limited partnerships and limited liability companies (excluding in each case any entities that are classified as variable interest entities). See appendix A for a list of our investments in unconsolidated ventures that we evaluated under the provisions of EITF 04-5 during 2005 and at January 1, 2006. We reviewed the application of EITF 04-5 to each of these unconsolidated entities and concluded that consolidation was not appropriate due to the significant participating rights held by the respective limited partners. For these reasons, as explained in greater detail below, we have concluded that EITF 04-5 will not have any effect on our financial condition and results of operations upon adoption. Because EITF 04-5 requires reassessment of the limited partner’s rights at each reporting period for which financial statements of the general partner or managing member are prepared, it is possible that the application of EITF 04-5 to our ventures could have an effect on our financial condition and results of operations in future periods.

Paragraph 6 of EITF 04-5 provides that a general partner in a limited partnership is presumed to control that limited partnership regardless of the extent of the general partner’s ownership interest in the limited partnership. The assessment of whether the rights of the limited partners should overcome the presumption of control by the general partner is a matter of judgment that depends on facts and circumstances. If the limited partners have either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights, the general partners do not control the limited partnership.

Paragraph 16 of EITF 04-5 defines “substantive participating rights” to include the following actions:
a.	Selecting, terminating, and setting the compensation of management responsible for implementing the limited partnership’s policies and procedures

b.	Establishing operating and capital decisions of the limited partnership, including budgets, in the ordinary course of business.
Given the nature of Sunrise’s venture arrangements, Examples 2 and 6 of EITF 04-5 provide additional useful guidance:
Example 2
Existing facts and circumstances should be considered in assessing whether the rights of the limited partners relating to a limited partnership incurring additional indebtedness are protective or participating rights. For example, if it is reasonably possible or probable that the limited partnership will need to incur the level of borrowing that requires limited partner approval in its ordinary course of business, the rights of the limited partners would be viewed as substantive participating rights.
Example 6

Provisions that govern what will occur if the limited partners block the action of the general partners need to be considered to determine whether the rights of the limited partners to block have substance. For example, if (a) the limited partnership agreement provides that if the limited partners block the approval of operating and capital budgets, then the budgets simply default to last year’s budgets adjusted for inflation and (b) the limited partnership operates in a mature business for which year-to-year operating and capital budgets would not be expected to vary significantly, then the rights of the limited partners to block the approval of the operating and capital budgets do not allow the limited partners to effectively participate and are not substantive.
The limited partners or non-managing members of our ventures for which EITF 04-5 became effective on January 1, 2006 have “substantive participating rights” within the meaning of EITF 04-5. These substantive participating rights, which permit the limited partners to effectively participate in significant financial and operating decisions that would be expected to be made in the ordinary course of business, consist of, among other things, approval rights with respect to the incurrence of indebtedness in the ordinary course of business and/or approval rights with respect to annual operating and capital budgets. In addition, for one venture, the limited partner has the ability to remove Sunrise as the general partner with or without cause. We have concluded that in each case these substantive participating rights are sufficient to overcome any presumption that we control the entity as a result of serving as general partner or managing member.

Many of our ventures which provide operating and capital budget approval rights to their limited partners or non-managing members also contain a provision that, in the event the current year’s budget is not approved, the budget from the prior year is used or is adjusted based on a specified percentage increase (typically 3.5%). As outlined in Example 6 above, such budget approval rights may still be substantive participating rights of the limited partners or non-managing members to the extent the venture is not in a mature business for which year-to-year operating and capital budgets would not be expected to vary significantly. A comparison of the year-over-year operating and capital budgets for our ventures undertaken in connection with the adoption of EITF 04-5 indicated that the annual budgets for these ventures vary significantly (i.e., more than just a nominal amount adjusted for inflation). For all Sunrise communities defined as stable during 2004 and 2005 (open for 1 year or achieved a 95% occupancy rate), operating expenses increased 8% between 2004 and 2005. This fluctuation is caused in part by the dynamic labor market and fluctuations in food, utility, insurance and other costs experienced in our evolving industry. As a result, we do not consider these ventures to be mature businesses and thus we believe that these budget approval rights represent substantive participating rights of the limited partners or non-managing members of these ventures.

Due to the existence of these substantive participating rights held by the limited partners or non-managing members of these ventures, we have concluded that we are not in control of these ventures as a result of serving as the general partner or managing member and thus should not consolidate these entities pursuant to EITF 04-5.

Note 16. Commitments, page 72
6.	We refer to the liquidity support agreement you entered into in connection with The Fountains transaction. Please tell us if you have recognized a liability in accordance with FIN 45 for your obligation if the venture fails to make scheduled debt service payments and the bank pursues your guarantee. If you have not recognized a liability for this obligation, please tell us the basis for your conclusion, citing the appropriate accounting literature.

Sunrise Response:

When evaluating the accounting treatment for the liquidity support agreement entered into in connection with The Fountains transaction, we considered its impact from a qualitative perspective and concluded that the fair value of the guaranty was immaterial. This conclusion was based on the existence of $12 million in cash and receivables held by the venture that could be used by the venture to cover any shortfalls in scheduled debt service payments and the projected operating results of the communities involved in this transaction. As a result, we did not recognize a liability for this obligation at December 31, 2005.

In connection with responding to the staff’s comment about this liquidity support agreement, we also undertook a quantitative analysis of the fair value of this commitment. As a result of this analysis, we continue to believe that we will not be required to make any payments under this commitment and that the fair value of the liquidity support agreement is not material. Nonetheless, we anticipate recording a liability of approximately $1.8 million and a corresponding debit to our investment in the Fountains with respect to this commitment in our future financial statements.
* * * * *
If you have any questions or additional comments, please contact me at the number below.
Sincerely yours,
/s/ Bradley B. Rush
Bradley B. Rush
Chief Financial Officer
(703) 744-1890

Sunrise Senior Living, Inc.	Appendix A
Non-VIE Joint Venture Investments Subject to
SOP 78-9 and EITF 04-5
Investments in Unconsolidated Communities Through 6/29/05 Evaluated under SOP 78-9
(excluding VIEs)

	Venture	Sunrise Ownership
1	Karrington of Findlay	50.00%
2	Metropolitan Sr. Housing, LLC	41.00%
3	Sunrise/INOVA McLean Assisted Living, LLC	40.00%
4	Sunrise Highland Park Senior Living, LLC	35.00%
5	Sunrise GEM One, LLC	35.00%
6	SunVest, LLC	30.00%
7	Sunrise at Gardner Park, LP	25.00%
8	Sunrise Willowbrook Assisted Living, LLC	25.00%
9	Cheswick and Cranberry, LLC	25.00%
10	Sunrise Floral Vale Senior Living, LP	25.00%
11	Sunrise First Euro Properties LP	20.00%
12	Sunrise First Assisted Living Holdings, LLC	20.00%
13	Sunrise Second Assisted Living Holdings, LLC	20.00%
14	Sunrise Third Assisted Living Holdings, LLC	10.00%
15	AL US Development Venture, LLC	20.00%
16	Sunrise Greenwood Master Venture, LLC	20.00%
17	Master MorSun, LP	20.00%
18	Sunrise of Aurora, LP	20.00%
19	Sunrise of Erin Mills, LP	20.00%
20	Sunrise IV Senior Living Holdings, LLC	20.00%
21	Santa Monica AL, LLC	15.00%
22	Sunrise Beach Cities Assisted Living, LP	20.00%
Additional Investments in Unconsolidated Communities Entered Into Between 6/30/05 and
12/31/05 Evaluated under EITF 04-5 (excluding VIEs)

	Venture	Sunrise Ownership
23	AEW/Sunrise Senior Housing Portfolio LLC	10.00%
24	Master MetSun, LP	20.00%
25	Al One Investments LLC	25.00%
All of the investments above were evaluated under EITF 04-5 as of January 1, 2006.